Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the year ended December 31, 2022 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the International Financial Reporting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FISCAL YEAR 2022
●	Gross transaction value (GTV)[1] was RMB2,609.6 billion for the year ended December 31, 2022, representing a decrease of 32.3% from RMB3,853.5 billion in 2021. GTV of existing home transactions was RMB1,576.5 billion for the year ended December 31, 2022, representing a decrease of 23.4% from RMB2,058.2 billion in 2021. GTV of new home transactions was RMB940.5 billion for the year ended December 31, 2022, representing a decrease of 41.5% from RMB1,608.6 billion in 2021. GTV of home renovation and furnishing was RMB5.4 billion for the year ended December 31, 2022, compared to RMB213 million in 2021. GTV of emerging and other services was RMB87.3 billion for the year ended December 31, 2022, representing a decrease of 53.2% from RMB186.4 billion in 2021.
●	Net revenues were RMB60.7 billion for the year ended December 31, 2022, representing a decrease of 24.9% from RMB80.8 billion in 2021.

1	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

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•	Net loss was RMB1,397 million for the year ended December 31, 2022, compared to net loss of RMB525 million in 2021. Adjusted net income[2] was RMB2,843 million for the year ended December 31, 2022, compared to adjusted net income of RMB2,294 million in 2021.
•	Number of stores was 40,516 as of December 31, 2022, a 20.6% decrease from 51,038 as of December 31, 2021. Number of active stores[3] was 37,446 as of December 31, 2022, a 17.4% decrease from 45,339 as of December 31, 2021.
•	Number of agents was 394,020 as of December 31, 2022, a 13.3% decrease from 454,504 as of December 31, 2021. Number of active agents[4] was 349,681 as of December 31, 2022, a 14.0% decrease from 406,794 as of December 31, 2021.
•	Mobile monthly active users (MAU)[5] averaged 36.6 million in the fourth quarter of 2022, compared to 37.4 million in the same period of 2021.

2	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

3	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

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BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2022, affected by frequent disruptions from the COVID-19 pandemic and spillover risks of developers, the real estate market experienced a profound downturn. Facing the predicament, we responded quickly by focusing on cost management, improving efficiency, and deepening operations. We successfully entered into the stage of “high-quality growth” from “scale expansion” in the year, effectively mitigating the impact of macro conditions especially in profitability and cash flow, and further strengthened the leading position in the industry.

In the meanwhile, our “One body, two wings” strategy continued to advance, with housing transaction services, home renovation and furnishing services and home rental services demonstrating robust synergy. As a result, we have gained recognition from service providers and customers, which motivates us to spare no efforts in satisfying the immense demand for “better living” from the vast consumer base.

Existing home transaction services

As existing homes are playing an increasingly important role in China’s property market in 2022, with existing home transaction services becoming increasingly important as the centre to our general housing services, we have made efforts on various fronts to accelerate the growth and strengthen the infrastructure of such business.

In 2022, while the store and agent count on our platform decreased due to the COVID-19 pandemic, we helped stores lower operation risks and elevate service efficiency through a series of management and operational initiatives while optimized the store and agent composition on our platform.

We moved forward with our large store strategy, given their wider coverage of community customer leads and stronger financial risk resistance capacity. Over the past year, we have supported and empowered the consolidation of over 3,000 stores on our platform. We also strived to improve the retention of high-quality service providers, and we now have a higher percentage of agents with longer track records and higher performance results, thus a higher-quality and more efficient service provider system has been built. In addition, for Lianjia, we made considerable efforts in 2022 to improve its operations. This was demonstrated by a decline in the proportion of loss-making stores in Lianjia by 7 percentage points in 2022 from 2021.

We further fortified the mechanism development of existing home transaction services, and rebuilt our platform’s leads allocation system, to direct agents to focus on the home listings they maintain, thereby matching customers with a number of professional services that suit their needs and reducing the number of unproductive trips agents made to acquire leads. As China’s housing market is more dominant by existing homes in many cities, we helped many quality brands and stores which are keen to make shift to the existing home business to enhance efficiency and profitability, by leveraging our prominent strengths including our system, service capability and ACN (Agent Cooperation Network), which enabled us to embrace greater opportunities.

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For governance of existing home business conducts, we set up a comprehensive monitoring mechanism to encourage customers, service providers, platform employees and other participants to supervise and report violations such as off-platform transactions and customer poaching. The mechanism also empowered us to effectively identify at-risk stores and rectify problems in time, bringing more sense of security to agents. Notably, 80% of the pilot cities with the mechanism reported clear improvements in the local platform ecosystem.

New home transaction services

New home market experienced a sharp adjustment in 2022, taking blows from weak demand and developers’ debt crisis. However, we have achieved outstanding results in improving profitability and financial health of our new home transaction services against the challenging condition.

We have been focusing our strategies for new home transaction services on risk control and business conduct governance, as well as efficiency and profitability improvement. We sped up commission collection and promoted the “Commission in Advance” model and other sales-focused strategies, which brought more sense of security to agents and resulted in faster sell-through for developers, achieving an all-win situation. Commission in Advance accounted for 44% of our total commission in the fourth quarter, up from 20% in the first quarter.

We have been vigorously reaching corporate-to-corporate collaborations with selected developers, including state-owned developers, to improve the quality of our sales projects and safety of commission collection. In addition, there is a large amount of customers in the new home market coming from existing home market, we are proud to be selected by developers leveraging our exceptional existing home transaction service capabilities and existing homes customer base. In addition, our continuous efforts to improve the new home business conducts governance have helped protect customers from information leakage, while reducing the ingrained problem of good industry players being driven out by subpar practitioners. This has further garnered the choice of service providers and support of high-quality developers for us.

Home renovation and furnishing services

In April 2022, we completed the acquisition (“Shengdu Acquisition”) of Shengdu Home Renovation Co., Ltd. (“Shengdu”), a full-service home renovation service provider in China. Our integration with Shengdu is very comprehensive and smooth, which has achieved many breakthroughs in the home renovation and furnishing services throughout the year.

We have fully integrated the organizational structures, operation procedures, and performance evaluation of our “one body” and “two wings” businesses. At the same time, through training and internships, we assisted with agents’ acquisition of professional home renovation and furnishing knowledge to improve the customer acquisition and conversion. The percentage of total home renovation and furnishing contracted sales attributable to traffic referrals from our home transaction services continued improving.

We launched our furniture and home furnishing sales business (in categories such as customized furniture, soft furnishings, electrical appliances, etc.) in April 2022, and revamped the business process, implemented a scientific management model to control key metrics, and launched an online management system. The business was able to make a bigger contribution to our total home renovation and furnishing contracted sales in the past year.

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In terms of the delivery of high-quality services, we have established a quality-based order dispatching system and incentive mechanism, with the retention rate of high-quality service providers improved on our platform. We managed the construction timeline and standardized the process, shortening the delivery cycle by an average of close to 5 days year-over-year. We also built multiple levels of proactive engineering supervision and governance capabilities, and implemented service commitments and customer service system that assures quick responses. On the supply chain front, we have made remarkable strides in the variety of product offerings in 2022. When it comes to building digital capabilities, we iterated the Home SaaS 2.0 system, which realized the online operation of the business and integrated designs throughout the BIM process, and also supported our robust management of delivery cycle, quality and materials.

Home rental services

In 2022, among offerings of our home rental services, the number of rental units under the Carefree Rent model, our rental property management services, reached over 70,000.

While expanding the scale, we continued to prioritize proficiency building and efficiency improvement, and established a competency development model for rental property managers. These efforts drove the improvement in occupancy rate for Carefree Rent by 3.7 percentage points in the fourth quarter from the third quarter.

In July 2022, we were selected as one of the first group of affordable rental housing operation service enterprises in Chengdu – and we were the only private enterprise among the four selected. Thanks to this opportunity, we were able to become more deeply involved in the improvement and operation of local affordable rental homes. As of the end of 2022, we have provided high- quality leasing operation services to more than 1,700 rental homeowners and tenants in Chengdu. In the future, we will also strive to participate in the planning and operation of more affordable rental housing, and contribute to the development of a housing system that ensures supply through multiple sources, provides housing support through multiple channels and encourages both housing renting and purchase.

Business Outlook

Looking ahead to 2023, China’s property sector has shown signs of recovery with the introduction of supportive policies, leading to improved market expectations. As a company, we remain committed to a neutral market view, which prioritizes a long-term stable market that is aligned with the interests of consumers, government management, and the industry as a whole. In 2023, we will continue to focus on refining business operations, maintain a balance between efficiency, risk control and scale expansion, promote business conducts improvement, and further enhance our service quality. On the broad sector of living, we will take root deeper, remain mission-driven, bravely assume the responsibility of advancing the industry, and make unremitting efforts towards “admirable service, joyful living.”

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MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Net revenues

Our net revenues decreased by 24.9% to RMB60.7 billion in 2022, compared to RMB80.8 billion in 2021. The decrease was primarily attributable to the decline in the total GTV by 32.3% to RMB2,609.6 billion in 2022 from RMB3,853.5 billion in 2021 due to soft market sentiment and the disruption of the resurgences to our operations caused by COVID-19 in 2022.

●	Existing home transaction services. Our net revenues from existing home transaction services decreased by 24.5% to RMB24.1 billion in 2022, compared to RMB31.9 billion in 2021, primarily due to a 23.4% decrease in GTV of existing home transactions to RMB1,576.5 billion in 2022 from RMB2,058.2 billion in 2021.

Commission revenue decreased by 27.3% to RMB20.6 billion in 2022 from RMB28.4 billion in 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 27.9% to RMB746.4 billion in 2022 from RMB1,034.8 billion in 2021.

Additionally, the revenues derived from platform service, franchise service and other value- added services, which are mostly charged to connected agents on our platform, decreased by 2.5% to RMB3.5 billion in 2022 from RMB3.6 billion in 2021, as the GTV of existing home transactions served by connected agents on our platform decreased by 18.9% to RMB830.1 billion in 2022 from RMB1,023.4 billion in 2021, which was partially offset by a moderate increase in existing home transaction commission rate charged by connected stores and the increased penetration level of value-added services.

●	New home transaction services. Our net revenues from new home transaction services decreased by 38.3% to RMB28.7 billion in 2022 from RMB46.5 billion in 2021, primarily due to the decrease of GTV of new home transactions of 41.5% to RMB940.5 billion in 2022 from RMB1,608.6 billion in 2021. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 42.3% year-over- year to RMB770.5 billion from RMB1,334.6 billion in 2021, while the GTV of new home transactions served by Lianjia brand decreased by 38.0% year-over-year to RMB170.0 billion from RMB274.1 billion in 2021.

●	Home renovation and furnishing. Our net revenues from home renovation and furnishing were RMB5.0 billion in 2022, compared to RMB197 million in 2021, primarily because we completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

●	Emerging and other services. Our net revenues from emerging and other services increased by 33.4% to RMB2.8 billion in 2022 from RMB2.1 billion in 2021, primarily attributable to the increase of net revenues from rental property management services which was partially offset by the decrease of net revenues from financial services.

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Cost of revenues

Our cost of revenues decreased by 27.8% to RMB46.9 billion in 2022 from RMB64.9 billion in 2021, primarily due to the decrease in both split commissions to connected agents and other sales channels, and internal commission and compensation.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels decreased by 35.2% to RMB20.5 billion in 2022 from RMB31.6 billion in 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in 2022 compared to 2021.

●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation decreased by 32.1% to RMB17.9 billion in 2022 from RMB26.3 billion in 2021, primarily due to the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of existing home transactions completed through Lianjia agents and new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.

●	Cost of home renovation and furnishing. Our cost of revenues for home renovation and furnishing was RMB3.6 billion in 2022, compared to RMB0.2 billion in 2021, which was primarily attributable to Shengdu Acquisition and the organic growth of net revenues from our home renovation and furnishing business.

●	Cost related to stores. Our cost related to stores decreased by 12.2% to RMB3.3 billion in 2022 compared to RMB3.8 billion in 2021, mainly due to the decrease in the number of Lianjia stores along with market downtrend in 2022 compared to 2021.

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Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
	(in thousands, except for percentages)
Contribution (existing home transaction services)	11,824,452	9,612,865
Contribution margin (existing home transaction services)	37.0%	39.8%
Contribution (new home transaction services)	8,947,138	6,764,354
Contribution margin (new home transaction services)	19.3%	23.6%
Contribution (home renovation and furnishing)	1,583	1,484,559
Contribution margin (home renovation and furnishing)	0.8%	29.4%
Contribution (emerging and other services)	1,846,063	891,607
Contribution margin (emerging and other services)	86.5%	31.3%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, and costs (for home renovation and furnishing only). We define contribution margin as a percentage of contribution bearing to revenue.

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The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
	(in thousands)
Existing home transaction services
Net revenues	31,947,953	24,123,703
Less: Commission and compensation	(20,123,501)	(14,510,838)
Contribution	11,824,452	9,612,865
New home transaction services
Net revenues	46,472,378	28,650,374
Less: Commission and compensation	(37,525,240)	(21,886,020)
Contribution	8,947,138	6,764,354
Home renovation and furnishing
Net revenues	197,452	5,046,627
Less: Material costs, commission and compensation costs	(195,869)	(3,562,068)
Contribution	1,583	1,484,559
Emerging and other services
Net revenues	2,134,656	2,848,075
Less: Commission and compensation	(288,593)	(1,956,468)
Contribution	1,846,063	891,607

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Material costs are deducted from home renovation and furnishing. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services increased from 37.0% in 2021 to 39.8% in 2022, primarily attributable to the decreased fixed compensation costs for Lianjia agents along with the decreased number of Lianjia agents.

The contribution margin for new home transaction services increased to 23.6% in 2022 from 19.3% in 2021, primarily as a result of an increased number of projects with higher margins and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services.

The contribution margin for home renovation and furnishing was 0.8% in 2021, as we just launched the business and recorded relatively small revenues and costs. The contribution margin for home renovation and furnishing was 29.4% in 2022 as we scaled up the business with the consolidation of Shengdu into our ecosystem.

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The contribution margin for our emerging and other services decreased to 31.3% in 2022 from 86.5% in 2021, primarily due to the increase of contribution from rental property management services which has a lower margin.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses were RMB4.6 billion in 2022, compared to RMB4.3 billion in 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022, which was partially offset by the decrease of the brand advertising and promotional marketing expenses and personnel costs for housing transaction services.

General and administrative expenses . Our general and administrative expenses decreased by 17.7% to RMB7.3 billion in 2022 from RMB8.9 billion in 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance and the decrease of personnel costs and overheads along with the reduction of the headcount, which was partially offset by the increase of share-based compensation in 2022 compared to 2021.

Research and development expenses. Our research and development expenses decreased by 20.3% to RMB2.5 billion in 2022 from RMB3.2 billion in 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2022 compared to 2021.

Impairment of goodwill, intangible assets and other long-lived assets . We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB148 million in 2022, compared to RMB747 million in 2021, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2021 to 2022.

Income tax expense

We recorded an income tax expense of RMB1,690 million in 2022, compared to an income tax expense of RMB1,665 million in 2021.

Net income (loss)

As a result of the foregoing, we recorded a net loss of RMB1,397 million in 2022, compared to a net loss of RMB525 million in 2021.

Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount increased from RMB56.1 billion as of December 31, 2021 to RMB61.1 billion as of December 31, 2022, which was mainly attributable to the cash provided by operating activities of RMB8.5 billion.

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Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses decreased from RMB9.3 billion as of December 31, 2021 to RMB4.2 billion as of December 31, 2022, primarily due to a decrease in the revenue from new home transaction services in 2022 and the improvement of accounts receivable turnover days in the second half of 2022.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. In light of the liquidity concerns faced by certain real estate developers in 2021, we have been implementing various prudent measures to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB51.7 billion in 2021 and RMB35.9 billion in 2022, compared to the net revenue from new home transaction services of RMB46.5 billion in 2021 and RMB28.7 billion in 2022. The increase of accounts receivable turnover days for new home transaction services to 105 days in 2022 from 97 days in 2021 was a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first half of 2022. However, our accounts receivable turnover days for new home transaction services improved to 78 days in the third quarter of 2022 and further to 64 days in the fourth quarter of 2022, compared to 105 days and 91 days in the same periods of 2021, respectively. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2021 and 6 days in 2022. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,141 million and RMB1,687 million as of December 31, 2021 and 2022, respectively. The increase in 2022 was primarily due to an increase in the trademarks in connection with Shengdu Acquisition.

Long-term investments, net

Our long-term investments amounted to RMB17.0 billion and RMB17.9 billion as of December 31, 2021 and 2022, respectively. The increase from December 31, 2021 to December 31, 2022 was mainly due to an increase in long-term time deposits.

Goodwill

Our goodwill was RMB1,806 million and RMB4,934 million as of December 31, 2021 and 2022, respectively. The increase in 2022 was primarily due to the goodwill recognized in the Shengdu Acquisition.

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Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2021	2022
	RMB	RMB
	(in thousands)
Current:
Advances to suppliers	388,319	618,694
Deposits paid to new home developers	558,286	530,308
Prepaid rental and other deposits	748,516	1,243,443
Staff advances	104,615	68,035
Receivables from escrow account	10,672	34,118
Interests receivable	39,156	11,035
VAT-input deductible	762,927	660,104
Prepaid income tax	138,716	108,972
Inventories	19,035	127,558
Capitalized costs of obtaining contracts	–	155,636
Others	359,708	499,940
Total	3,129,950	4,057,843
Non-current:
Deferred tax asset	1,060,131	856,958
Others	121,290	175,293
Total	1,181,421	1,032,251

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. The increase in prepaid rental and other deposit was due to our expansion of rental property management services.

Accounts payable

The accounts payable decreased from RMB6,009 million as of December 31, 2021 to RMB5,843 million as of December 31, 2022, which was in line with the revenues from new home transaction services.

Short-term borrowings

As of December 31, 2021 and 2022, our short-term borrowings were RMB260 million and RMB619 million, respectively. The total balance of short-term borrowings as of December 31, 2022 mainly included three bank loans at a fixed borrowing rate of 3.58% starting in September, December and December 2022, respectively.

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Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	3,595,122	8,460,754
Net cash used in investing activities	(24,884,074)	(8,472,355)
Net cash used in financing activities	(1,074,173)	(1,154,993)
Effect of exchange rate change on cash, cash equivalents and restricted cash
	(442,141)	28,644
Net decrease in cash, cash equivalents and restricted cash	(22,805,266)	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year	49,537,475	26,732,209
Cash, cash equivalents and restricted cash at the end of the year	26,732,209	25,594,259

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2021 and 2022, respectively, our cash, cash equivalents, restricted cash and short-term investments were RMB56.1 billion and RMB61.1 billion. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service- related foreign exchange transactions, can be made in foreign currencies without prior the State Administration of Foreign Exchange (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our American depositary shares (the “ADSs”) offering in November 2020 to make loans or capital contributions to our PRC subsidiaries.

Operating activities

Net cash generated from operating activities in 2022 was RMB8,461 million. The difference between net cash generated from operating activities and net loss of RMB1,397 million in 2022 was the result of adding back RMB5,562 million for adjustments of non-cash items, adding back RMB56 million for dividends received from long-term investments and removing RMB796 million of gain on short-term investments, which are by nature investing activities, and adding RMB5,036 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,425 million in share-based compensation expenses, RMB918 million in depreciation expenses, RMB592 million in impairment loss for equity investments accounted for using measurement alternative, RMB584 million in amortization of intangible assets, and RMB512 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB5,161 million decrease in accounts receivable, a RMB4,074 million increase in lease liabilities, and a RMB921 million increase in contract liabilities, partially offset by a RMB3,509 million increase in right-of-use assets, a RMB958 million decrease in employee compensation and welfare payable, and a RMB866 million decrease in accounts payable.

Net cash generated from operating activities in 2021 was RMB3,595 million. The difference between net cash generated from operating activities and net loss of RMB525 million in 2021 was the result of adding back RMB4,499 million for adjustments of non-cash items, adding back RMB77 million for dividends received from long-term investments and removing RMB488 million of gain on short-term investments, which are by nature investing activities, and adding RMB32 million released from working capital.

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The adjustment of non-cash items primarily consisted of RMB1,538 million in share-based compensation expenses, RMB1,327 million in net impairment loss on financial assets, RMB880 million in depreciation expenses, and RMB747 million in impairment of goodwill, intangible assets and other long-lived assets.

The additional cash released from working capital was the result of a RMB2,646 million decrease in accounts receivable, a RMB1,450 million decrease in prepayments, receivables and other assets and a RMB589 million increase in lease liabilities, partially offset by a RMB2,562 million decrease in customer deposits payable, a RMB1,400 million decrease in employee compensation and welfare payable and a RMB567 million decrease in accounts payable.

Investing activities

Net cash used in investing activities in 2022 was RMB8.5 billion, consisting primarily of (i) RMB46.9 billion used to purchase short-term investments, offset by RMB52.3 billion maturities of short-term investments, (ii) RMB11.5 billion of financing receivables originated, offset by RMB11.6 billion of financing receivables principal collected, and (iii) RMB13.4 billion of purchases of long-term investments.

Net cash used in investing activities in 2021 was RMB24.9 billion, consisting primarily of (i) RMB47.9 billion used to purchase short-term investments, partially offset by RMB38.0 billion maturities of short-term investments, and (ii) RMB33.0 billion of financing receivables originated, offset by RMB36.3 billion of financing receivables principal collected, and (iii) RMB18.1 billion of purchases of long-term investments.

Financing activities

Net cash used in financing activities in 2022 was RMB1,155 million, consisting primarily of (i) RMB1,320 million of repurchase of ordinary shares, (ii) RMB400 million of repayments of short- term borrowings, and (iii) RMB328 million of repayments of funding debts, partially offset by RMB759 million of proceeds from short-term borrowings.

Net cash used in financing activities in 2021 was RMB1,074 million, consisting primarily of RMB1,841 million of repayments of funding debts, partially offset by RMB508 million of proceeds from funding debts and RMB260 million of proceeds from short-term borrowings.

Capital Expenditures

Our capital expenditures were RMB1,430 million in 2021 and RMB793 million in 2022. In 2021 and 2022, our capital expenditures primarily represent cash paid for purchase of property and equipment and intangible assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

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Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2022.

		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years

	(RMB in thousands)
Operating lease and other commitments	534,668	281,049	201,826	38,876	12,917
Lease liability obligations	12,208,351	5,142,639	5,774,258	904,845	386,609

As of December 31, 2022, our operating lease and other commitments included RMB4.5 million in obligation to purchase property and equipment, RMB2.1 million in obligation to purchase services, RMB141.8 million in investment commitment, and RMB386.3 million in operating lease commitments.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

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Material Acquisition

On April 20, 2022, the Group completed the acquisition of Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 restricted Class A ordinary shares of the Company (the “Class A ordinary shares”). Founded in 2002 and headquartered in Hangzhou, Shengdu is a full- service home renovation service provider in China. With over 20 years of operating experience, Shengdu has now achieved full coverage in East China market and is gradually expanding its business in more major cities across the country, providing quality one-stop home renovation and furnishing services for a large customer base. The acquisition was structured as a merger in which Shengdu became a wholly-owned subsidiary of the Company. Shengdu’s businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group’s capabilities in providing better renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material. For further details, please refer to “Notes to the Unaudited Consolidated Financial Information – 9. Business Combinations” and the listing document dated May 5, 2022 issued by the Company.

Pledge of Assets

As of December 31, 2022, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as of December 31, 2022.

Gearing Ratio

As of December 31, 2022, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 36.8% (as of December 31, 2021: 33.2%).

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 8.2% in the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

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To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to changes in interest rates is mainly from floating-rate borrowings, which include all our long-term borrowings. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause the future cash flows to fluctuate over time.

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Employees and Remuneration

As of December 31, 2022, we had a total of 98,540 employees. The following table sets forth the total number of employees categorized by function as of December 31, 2022:

Function	Number of employees
Agents and supporting staff	74,066
Platform operations	7,751
Research and development	1,901
Business development, sales and marketing	6,152
Administration and management	8,670
Total	98,540

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

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OTHER INFORMATION

Dual-primary Listing in Hong Kong

On May 11, 2022 (the “Listing Date”), we successfully listed, by way of introduction, the Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2423.” The ADSs, each representing three Class A ordinary shares, remain primarily listed and traded on the New York Stock Exchange (the “NYSE”). The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, the Company proposed to establish a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period (the “Share Repurchase Program”). Following the approval of a general mandate granted to the directors of the Company (the “Director(s)”) to repurchase its shares (the “Repurchase General Mandate”) at the Company’s annual general meeting of shareholders held on August 12, 2022, the Company has established the Share Repurchase Program and exercised its powers under the Repurchase General Mandate to repurchase the ADSs granted by the shareholders of the Company to the board of Directors (the “Board”). During the Reporting Period, the Company repurchased a total of 14,188,662 ADSs (representing 42,565,986 Class A ordinary shares) on the NYSE at an aggregate consideration of US$191,111,508.97, certain of which were settled in early January 2023. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

	Number and	Price Paid per Share
Month of Repurchase	Method of Repurchased Shares	Highest Price Paid (US$)	Lowest Price Paid (US$)	Aggregate Consideration (US$)
September 2022	9,985,059	6.14	5.31	57,150,420.53
	on the NYSE
October 2022	25,261,569	5.27	3.08	97,648,435.39
	on the NYSE
December 2022	7,319,358	6.11	4.50	36,312,653.05
	on the NYSE
Total	42,565,986	6.14	3.08	191,111,508.97
	on the NYSE

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

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A total of 35,246,628 Class A ordinary shares represented by ADSs repurchased in September and October 2022, and a total of 7,319,358 Class A ordinary shares represented by ADSs repurchased in December 2022, have been cancelled in December 2022 and February 2023, respectively. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to- one ratio pursuant to Rule 8A.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 1,771,824 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 1,235,681 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 536,143 Class B ordinary shares. As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased in September, October and December 2022 and the conversion of 1,771,824 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 40,794,162.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities since the Listing Date up to the end of the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, from the Listing Date to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

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Compliance with the Model Code for Securities Transactions

The Company has adopted the Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the Directors, all confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code from the Listing Date to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since the end of the Reporting Period and up to the date of this announcement.

Auditor’s Procedures Performed on this Results Announcement

The unaudited financial information disclosed in this announcement is preliminary. The audit of the Company’s consolidated financial statements for the year ended December 31, 2022 is still in progress. The figures in respect of the Group’s unaudited consolidated balance sheets, unaudited consolidated statements of comprehensive income (loss), unaudited consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2022 as set out in this preliminary results announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2022. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on this preliminary results announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited consolidated financial statements and this preliminary unaudited financial information.

Review of Financial Statements by the Audit Committee

The Company has established the audit committee of the Board (the “Audit Committee”) in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board. The Audit Committee comprises Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors.

21

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2022. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Final Dividend

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2022.

Publication of Final Results and Annual Report

This announcement is published on the website of the Hong Kong Stock Exchange at https://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2022 Annual Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

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The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non- GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share- based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

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SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, March 16, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2022	2021
	Note	RMB	RMB
Net revenues:
Existing home transaction services		24,123,703	31,947,953
New home transaction services		28,650,374	46,472,378
Home renovation and furnishing		5,046,627	197,452
Emerging and other services		2,848,075	2,134,656
Total net revenues		60,668,779	80,752,439
Cost of revenues:
Commission-split		(20,499,632)	(31,633,827)
Commission and compensation-internal		(17,853,694)	(26,303,507)
Cost of home renovation and furnishing		(3,562,068)	(195,869)
Cost related to stores		(3,346,436)	(3,809,757)
Others		(1,626,202)	(2,990,064)
Total cost of revenues		(46,888,032)	(64,933,024)
Gross profit		13,780,747	15,819,415
Operating expenses:
Sales and marketing expenses		(4,573,382)	(4,309,116)
General and administrative expenses		(7,346,665)	(8,924,470)
Research and development expenses		(2,545,549)	(3,193,988)
Impairment of goodwill, intangible assets and other long-lived assets		(148,057)	(746,705)
Total operating expenses		(14,613,653)	(17,174,279)

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2022	2021
	Note	RMB	RMB
Loss from operations		(832,906)	(1,354,864)
Interest income, net		743,484	354,567
Share of results of equity investees		44,588	36,606
Fair value changes in investments, net		(512,225)	564,804
Impairment loss for equity investments accounted for using measurement alternative		(591,876)	(183,789)
Foreign currency exchange gain (loss)		(127,362)	20,988
Other income, net		1,568,587	1,702,414
Income before income tax expense		292,290	1,140,726
Income tax expense		(1,689,574)	(1,665,492)
Net loss		(1,397,284)	(524,766)
Net loss attributable to non-controlling interests shareholders		11,210	637
Net loss attributable to KE Holdings Inc.		(1,386,074)	(524,129)
Net loss attributable to KE Holdings Inc.’s ordinary shareholders		(1,386,074)	(524,129)

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2022	2021
	Note	RMB	RMB
Net loss
Other comprehensive income (loss)		(1,397,284)	(524,766)
Currency translation adjustments		2,602,071	(841,214)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		(375,069)	35,578
Total other comprehensive income (loss)		2,227,002	(805,636)
Total comprehensive income (loss)		829,718	(1,330,402)
Comprehensive loss attributable to non-controlling interests shareholders		11,210	637
Comprehensive income (loss) attributable to KE Holdings Inc.		840,928	(1,329,765)
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		840,928	(1,329,765)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
– Basic	7	3,569,179,079	3,549,121,628
– Diluted	7	3,569,179,079	3,549,121,628
Net loss per share attributable to ordinary shareholders
– Basic	7	(0.39)	(0.15)
– Diluted	7	(0.39)	(0.15)
Share-based compensation expenses included in:
Cost of revenues		356,844	406,131
Sales and marketing expenses		121,396	110,446
General and administrative expenses		1,659,755	595,732
Research and development expenses		287,254	425,978

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UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2022	2021
	Note	RMB	RMB
Loss from operations		(832,906)	(1,354,864)
Share-based compensation expenses		2,425,249	1,538,287
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		566,886	470,179
Impairment of goodwill, intangible assets and other long-lived assets		148,057	746,705
Adjusted income (loss) from operations		2,307,286	1,400,307
Net loss		(1,397,284)	(524,766)
Share-based compensation expenses		2,425,249	1,538,287
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		566,886	470,179
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		526,926	(124,416)
Impairment of goodwill, intangible assets and other long-lived assets		148,057	746,705
Impairment of investments		591,876	186,703
Tax effects on non-GAAP adjustments		(18,951)	1,264
Adjusted net income		2,842,759	2,293,956
Net loss		(1,397,284)	(524,766)
Income tax expense		1,689,574	1,665,492
Share-based compensation expenses		2,425,249	1,538,287
Amortization of intangible assets		584,460	491,032
Depreciation of property and equipment		918,261	879,729
Interest income, net		(743,484)	(354,567)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		526,926	(124,416)
Impairment of goodwill, intangible assets and other long-lived assets		148,057	746,705
Impairment of investments		591,876	186,703
Adjusted EBITDA		4,743,635	4,504,199

28

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2022	2021
	Note	RMB	RMB
Net loss attributable to KE Holdings Inc.’s ordinary shareholders		(1,386,074)	(524,129)
Share-based compensation expenses		2,425,249	1,538,287
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		566,886	470,179
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		526,926	(124,416)
Impairment of goodwill, intangible assets and other long-lived assets		148,057	746,705
Impairment of investments		591,876	186,703
Tax effects on non-GAAP adjustments		(18,951)	1,264
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(28)	(28)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders		2,853,941	2,294,565

29

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

		As of December 31, 2022	As of December 31, 2021
	Note	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		19,413,202	20,446,104
Restricted cash		6,181,057	6,286,105
Short-term investments		35,485,908	29,402,661
Short-term financing receivables, net of allowance for credit losses of RMB139,427 and RMB131,558 as of December 31, 2022 and 2021, respectively		667,224	702,452
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,088,478 and RMB2,151,271 as of December 31, 2022 and 2021, respectively	4	4,163,022	9,324,952
Amounts due from and prepayments to related parties		405,956	591,342
Loan receivables from related parties		50,463	42,788
Prepayments, receivables and other assets		4,057,843	3,129,950
Total current assets		70,424,675	69,926,354
Non-current assets
Property and equipment, net		2,036,553	1,971,707
Right-of-use assets		11,284,070	7,244,211
Long-term financing receivables, net of allowance for credit losses of nil and RMB204 as of December 31, 2022 and 2021, respectively		–	10,039
Long-term investments, net		17,925,653	17,038,171
Intangible assets, net		1,686,976	1,141,273
Goodwill		4,934,235	1,805,689
Long-term loan receivables from related parties		22,934	–
Other non-current assets		1,032,251	1,181,421
Total non-current assets		38,922,672	30,392,511
TOTAL ASSETS		109,347,347	100,318,865

30

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31, 2022	As of December 31, 2021
	Note	RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	5,843,321	6,008,765
Amounts due to related parties		425,685	584,078
Employee compensation and welfare payable		9,365,512	9,834,247
Customer deposits payable		4,194,828	4,181,337
Income taxes payable		542,290	567,589
Short-term borrowings		619,000	260,000
Lease liabilities current portion		4,972,345	2,752,795
Short-term funding debts		–	194,200
Contract liabilities		3,260,269	1,101,929
Accrued expenses and other current liabilities		4,118,068	3,451,197
Total current liabilities		33,341,318	28,936,137
Non-current liabilities
Deferred tax liabilities	5	351,186	22,920
Lease liabilities non-current portion		6,599,930	4,302,934
Other non-current liabilities		475	1,381
Total non-current liabilities		6,951,591	4,327,235
TOTAL LIABILITIES		40,292,909	33,263,372

31

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31, 2022	As of December 31, 2021
	Note	RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 3,601,547,279 and 2,705,911,235 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2021, respectively; 156,426,896 and 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2021, respectively)		487	489
Treasury shares		(225,329)	–
Additional paid-in capital		80,302,956	78,972,169
Statutory reserves		660,817	483,887
Accumulated other comprehensive loss		(412,721)	(2,639,723)
Accumulated deficit		(11,405,850)	(9,842,846)
Total KE Holdings Inc. shareholders’ equity		68,920,360	66,973,976
Non-controlling interests		134,078	81,517
TOTAL SHAREHOLDERS’ EQUITY		69,054,438	67,055,493
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		109,347,347	100,318,865

32

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Cash flows from operating activities:
Net loss	(1,397,284)	(524,766)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	918,261	879,729
Amortization of intangible assets	584,460	491,032
Net impairment losses on financial assets	(21,059)	1,326,698
Impairment of goodwill, intangible assets and other long-lived assets	148,057	746,705
Impairment loss for equity investments accounted for equity method	–	2,914
Provision of credit losses for financing receivables	18,658	124,335
Deferred tax benefits	301,788	(170,065)
Share of results of equity investees	(44,588)	(39,520)
Dividends received from long-term investments	55,812	76,619
Fair value changes in investments	512,225	(564,804)
Impairment loss for equity investments accounted for using measurement alternative	591,876	183,789
Investment income	(795,804)	(487,724)
Foreign currency exchange loss (gain)	127,362	(20,988)
Gain on disposal of property, equipment and intangible assets	(653)	467
Share-based compensation expenses	2,425,249	1,538,287
Changes in assets and liabilities:
Accounts receivable and contract assets	5,160,705	2,646,058
Amounts due from and prepayments to related parties	185,386	(106,993)
Prepayments, receivables and other assets	(382,652)	1,450,492
Right-of-use assets	(3,509,206)	(418,389)
Other non-current assets	(54,005)	(11,331)
Accounts payable	(866,389)	(566,709)
Amounts due to related parties	(158,393)	329,823
Employee compensation and welfare payable	(957,551)	(1,399,663)
Customer deposits payable	13,491	(2,561,919)
Contract liabilities	921,104	367,772
Lease liabilities	4,073,669	588,714
Accrued expenses and other current liabilities	652,832	80,442
Income taxes payable	(41,688)	(418,876)
Other liabilities	(909)	52,993
Net cash provided by operating activities	8,460,754	3,595,122

33

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Cash flows from investing activities:
Purchases of short-term investments	(46,917,596)	(47,854,690)
Maturities of short-term investments	52,337,167	37,978,991
Cash paid for business combinations, net of cash acquired	(3,147,760)	(21,842)
Proceeds from disposal of a subsidiary, property, equipment and long-lived assets	19,126	18,521
Purchases of property, equipment and intangible assets	(793,032)	(1,429,977)
Financing receivables originated	(11,529,591)	(32,966,185)
Collections of financing receivables principal	11,556,201	36,279,018
Purchases of long-term held-to-maturity debt securities	–	(136,322)
Purchases of available-for-sale debt investments	(1,242,573)	(8,544,633)
Purchases of long-term investments	(12,161,577)	(9,458,545)
Sales and maturities of available-for-sale debt investments	2,928,668	715,957
Proceeds from disposal of other long-term investments	509,221	542,043
Loans to related parties	(50,124)	(28,100)
Repayments of loans from related parties	19,515	21,690
Net cash used in investing activities	(8,472,355)	(24,884,074)
Cash flows from financing activities:
Cash paid for non-controlling interests in subsidiaries	–	(870)
Repurchase of ordinary shares	(1,319,796)	–
Proceeds from issuance of ordinary shares upon exercise of share option	3	7
Proceeds from short-term borrowings	759,000	260,000
Repayments of short-term borrowings	(400,000)	–
Proceeds from funding debts	133,400	507,543
Repayments of funding debts	(327,600)	(1,840,853)
Net cash used in financing activities	(1,154,993)	(1,074,173)
Effect of exchange rate change on cash, cash equivalents and restricted cash	28,644	(442,141)
Net decrease in cash and cash equivalents and restricted cash	(1,137,950)	(22,805,266)

34

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	20,446,104	40,969,979
Restricted cash at the beginning of the year	6,286,105	8,567,496
Total	26,732,209	49,537,475
Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	19,413,202	20,446,104
Restricted cash at the end of the year	6,181,057	6,286,105
Total	25,594,259	26,732,209
Supplemental disclosures:
Cash paid for income taxes	(1,446,640)	(2,295,576)
Cash paid for interest	(13,625)	(4,671)
Non-cash investing and financing activities
Changes in accounts payable related to property and equipment addition	93,726	20,142

35

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(i)	Change in segment

Subsequent to the acquisition of Shengdu Home Renovation Co., Ltd (“Shengdu”), the Group changed its organizational structure, resulting in four reportable segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Prior year segment results have been recast to conform to the current presentation. See Note 3. “Segment Information” for additional information.

(ii)	Change in Method of Accounting for capitalization of costs to obtain a contract as incurred

On January 1, 2022, the Group elected to change its method of accounting for contract cost capitalization. In prior years, the Group used the practical expedient under ASC 606 to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. Starting in this year, the group recognizes as an asset the incremental costs of obtaining a contract with customer if the Group expects to recover those costs. An asset related to an obligation satisfied over time is amortized using a method consistent with the method used to measure progress and recognize revenue over the contract term. An asset related to an obligation satisfied at point in time is expensed upon the transfer of control of the goods or services to which the asset relates. The new method of accounting is considered preferable as the amortization of the contract cost is consistent with the pattern of the newly acquired home renovation services’ revenue recognition.

The prior period financial statements have not been adjusted as the accumulated effect of the change to the accounting principal on periods prior to those presented is immaterial. The following financial statement line items for fiscal years 2022 were affected by the change in accounting principle.

36

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2022

	As Computed	As Reported
	under the	under the new
	practical	accounting	Effect of
	expedient	method	change
	RMB	RMB	RMB
ASSETS
Prepayments, receivables and other assets	3,900,096	4,057,843	157,747
TOTAL ASSETS	109,189,600	109,347,347	157,747
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accumulated deficit	(11,404,303)	(11,405,850)	(1,547)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	109,348,894	109,347,347	(1,547)

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2022

	As Computed	As Reported
	under the	under the new
	practical	accounting	Effect of
	expedient	method	change
	RMB	RMB	RMB
Sales and marketing expenses	(4,571,835)	(4,573,382)	(1,547)
Total operating expenses	(14,612,106)	(14,613,653)	(1,547)
Net loss attributable to KE Holdings Inc.’s ordinary shareholders	(1,384,527)	(1,386,074)	(1,547)
Net loss per share attributable to ordinary shareholders
– Basic	(0.39)	(0.39)	–
– Diluted	(0.39)	(0.39)	–

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the chief operating decision maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

37

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income (loss) or unaudited condensed consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.

The Group now operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Emerging and other services: Emerging and other services include rental property management service business, financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

38

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(b)	Segments data

The following tables present summary information by segment, with prior year segment information retrospectively recast to conform to current year presentation:

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Net revenues:
Existing home transaction services	24,123,703	31,947,953
New home transaction services	28,650,374	46,472,378
Home renovation and furnishing	5,046,627	197,452
Emerging and other services	2,848,075	2,134,656
Total	60,668,779	80,752,439

Material costs, commission and compensation costs:
Existing home transaction services	(14,510,838)	(20,123,501)
New home transaction services	(21,886,020)	(37,525,240)
Home renovation and furnishing	(3,562,068)	(195,869)
Emerging and other services	(1,956,468)	(288,593)
Total	(41,915,394)	(58,133,203)

Contribution:
Existing home transaction services	9,612,865	11,824,452
New home transaction services	6,764,354	8,947,138
Home renovation and furnishing	1,484,559	1,583
Emerging and other services	891,607	1,846,063
Total	18,753,385	22,619,236

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

39

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB	RMB
New home transaction services	5,406,009	11,026,647
Existing home transaction services	385,231	365,961
Home renovation and furnishing	103,641	127
Emerging and other services	131,959	83,488
Accounts receivable	6,026,840	11,476,223
Allowance for credit losses	(1,951,419)	(2,151,271)
Accounts receivable, net	4,075,421	9,324,952

The contract assets are mainly related to the Group’s renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:
	As of	As of
	December 31,	December 31,
	2022	2021
	RMB	RMB
Contract assets – gross	224,660	–
Allowance for credit losses	(137,059)	–
Contract assets, net	87,601	–

40

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Balance at the beginning of the year	(2,151,271)	(1,122,218)
Reversals/(Additions)	76,184	(1,216,517)
Write-offs	123,668	187,464
Balance at the end of the year	(1,951,419)	(2,151,271)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,	As of December 31,
	2022	2021
	RMB	RMB
– Up to 3 months	2,389,431	5,945,790
– 3 months to 1 year	1,161,639	4,124,218
– over 1 year	2,475,770	1,406,215
Accounts receivable	6,026,840	11,476,223
Less: allowance for credit losses	(1,951,419)	(2,151,271)
Accounts receivable, net	4,075,421	9,324,952

41

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	TAXATION

The components of income (loss) before tax for the years ended December 31, 2022 and 2021, are as follows:

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Income before income tax expense
Income from China operations	2,936,269	2,484,608
Loss from non-China operations	(2,643,979)	(1,343,882)
Total income before income tax expense	292,290	1,140,726

The following table summarizes the Group’ income tax expenses and effective tax rates for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
	(in thousands, except for tax rate)
Income before income tax expense	292,290	1,140,726
Income tax expense	1,689,574	1,665,492
Effective tax rate	578.05%	146.00%

During the year ended December 31, 2022, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

As of December 31, 2022 and 2021, net deferred tax liability was RMB351.2 million and RMB22.9 million, the increase of net deferred tax liability was primarily related to the assets and liabilities remeasurement in the Shengdu acquisition.

As of December 31, 2022 and December 31, 2021, net deferred tax assets were RMB857.0 million and RMB1,060.1 million, the decrease of net deferred tax assets was due to valuation allowance against certain deferred tax assets, which caused by uncertainty about ability to generate future income in relevant operations.

42

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB	RMB
Payable related to new home transaction business	4,333,474	5,248,897
Payable for home renovation materials and construction costs	867,045	–
Payable for advertising fees	186,604	194,546
Payable for internet service fees	104,603	111,694
Payable for leasehold improvements	90,271	183,997
Others	261,324	269,631
Total	5,843,321	6,008,765

An ageing analysis of the trade payable as at December 31, 2022 and December 31, 2021, based on the invoice date, is as follow:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB	RMB
– Up to 3 months	5,259,873	5,728,257
– 3 months to 1 year	270,846	133,745
– over 1 year	312,602	146,763
Total	5,843,321	6,008,765

7.	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 41,217,159 non-vested share options and 31,140 non-vested RSUs on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2021 because of their anti-dilutive effect. 4,437,739 non-vested RSUs and 24,445,441 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2022 because of their anti-dilutive effect.

43

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The following table sets forth the computation of basic and diluted net income (loss) per share for the year indicated:

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Numerator:
Net loss attributable to KE Holdings Inc.	(1,386,074)	(524,129)
Net loss attributable to KE Holdings Inc.’s ordinary shareholders	(1,386,074)	(524,129)

	For the Year Ended December 31,
	2022	2021
Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,569,179,079	3,549,121,628
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,569,179,079	3,549,121,628
Net loss per share attributable to ordinary shareholders:
– Basic	(0.39)	(0.15)
– Diluted	(0.39)	(0.15)

8.	DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2022 and 2021.

44

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	BUSINESS COMBINATIONS

(a)	Shengdu acquisition

Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China.

The Group entered into a definitive agreement with Shengdu, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% and 43% of Shengdu’s equity interests with preference rights in December 2021 and January 2022 with consideration amount to RMB480 million and RMB3,440 million in cash, respectively. The Group used measurement alternative to account for the investments. The Group accounted for its obligation to purchase the remaining equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings.

Pursuant to the original term of the definitive agreement signed on July 4, 2021, the group agreed to acquire the remaining 51% equity interest in Shengdu for a total consideration at RMB4,080 million in form of restricted shares, from Shengdu’s selling shareholders. The restricted shares would be settled at an issuance price based on the weighted average closing prices of the Company’s ADSs for 30 consecutive trading days before the closing of the Shengdu acquisition. Due to the valuation adjustment of China based companies in March 2022, the management of the Group renegotiated the consideration with Shengdu. On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, in which the Group would acquire Shengdu’s remaining 51% equity interest by issuing 44,315,854 restricted Class A Ordinary Shares to the selling shareholders of Shengdu as the consideration. Before and after the amendment, the restricted shares issued to the selling shareholders who are key employee of Shengdu are subject to a 3 years’ service period. That is, if the selling shareholders left the Company within 3 years after the closing of the acquisition, the Group has the option to purchase the unvested restricted shares held by the selling shareholder without consideration. As such, the restrict shares issued are accounted for as post- combination compensation cost but not included in the purchase price.

On April 20, 2022, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu’s selling shareholders and acquired Shengdu’s remaining 51% equity interest on April 20, 2022. As a result, the 100% equity interest of Shengdu was acquired by the Group. The Group began to consolidate its financial statements following the completion of the transaction. At the acquisition date, the Group remeasured the investment on the acquired 49% equity interest of Shengdu to the fair value of RMB2,489.2 million and the forward to the fair value of RMB1,374.1 million. During the year ended December 31,2022, RMB57 million loss was recorded in “Fair value changes in investments, net” in the unaudited condensed consolidated statements of comprehensive income (loss).

The acquisition was structured as a merger in which Shengdu became a wholly owned subsidiary of the Company. Shengdu’s businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group’s capabilities in providing better home renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material.

45

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Group’s acquisition of Shengdu. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results of operations.

Amounts
RMB
Cash and cash equivalents	437,658
Restricted Cash	2,106
Short term investments	1,004,314
Accounts receivable and contract assets, net	179,804
Prepayments, receivables and other assets	404,196
Property, plant and equipment, net	332,923
Right-of-use assets	530,653
Long-term investments, net	45,661
Intangible assets, net	1,050,523
Deferred tax assets	40,592
Goodwill	3,060,775
Accounts payable	(551,299)
Salary and welfare payable	(487,205)
Income taxes payable	(16,388)
Lease liabilities current portion	(83,115)
Contract Liability	(1,126,951)
Accrued expenses and other current liabilities	(330,900)
Lease liabilities non-current portion	(359,763)
Deferred tax liabilities	(270,244)
Total	3,863,340

Total purchase price is comprised of:
Cash consideration	3,920,000
Forward loss	(56,660)
Total	3,863,340

Cash used for the acquisition of businesses,   net of cash acquired as reported in the Consolidated Statement of Cash Flows for the year ended December 31, 2022 was RMB3,362.3 million and the RMB120.0 million consideration of cash relating to this staggered acquisition paid in prior years.

In connection with the Shengdu transaction, the Company recorded goodwill of RMB3,060.8 million, which is attributable primarily to expected synergies, expanded market opportunities, and other expected benefits that the Company believes it will result from combining its operations with the operations of Shengdu. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. Goodwill has been allocated to the home renovation and furnishing segment.

46

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The total revenue and net loss from Shengdu that are included in the Group’s unaudited condensed consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 were RMB4,311.3 million and RMB189.3 million, respectively.

The purchase price allocation to identifiable intangible assets acquired is as follows:

	Estimated	Estimated
	Fair Value	Useful Life
	RMB	In years
Trademark	1,049,500	10

Trademark acquired are amortized using a straight line method that reflects the pattern in which economic benefits of the intangible assets are consumed.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Shengdu for the year ended December 31, 2022, as if the acquisition of Shengdu had occurred on January 1, 2021, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the years presented and may not be indicative of future operating results.

	For the Year Ended December 31,
	2022	2021
	RMB	RMB
Net Revenue	61,845,478	85,025,298
Net Income (Loss)	(1,569,819)	(713,891)

The pro forma net loss for the year presented includes RMB78.7 million for the amortization of identifiable intangible asset net of tax for each year. The relevant tax impact was determined using the actual effective income tax rate of Shengdu for each presented year.

(b)	Other acquisitions

During the year ended December 31, 2022, the Group also acquired several small real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC, and one home renovation company. All these acquisitions individually and in aggregate were not material.

47

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited consolidated statements of comprehensive income (loss) data

	For the Year Ended December 31, 2022
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Emerging and other services	2,848,075			(354,010)				2,494,065
Cost
Cost of revenues	(46,888,032)	–	1,227	481,314	(83,058)	–	–	(46,488,549)
Sales and marketing expenses	(4,573,382)	–	–	18,925	(26,392)	–	–	(4,580,849)
General and administrative expenses	(7,346,665)	–	–	33,894	(614,556)	24,810	–	(7,902,517)
Research and development expenses	(2,545,549)	–	–	–	114,642	–	–	(2,430,907)
Interest income, net	743,484	–	–	(257,677)	–	–	–	485,807
Fair value changes in investments, net	(512,225)	–	–	–	–	–	(31,930)	(544,155)
Impairment loss for equity investments accounted for using measurement alternative	(591,876)	–	–	–	–	–	40,595	(551,281)
Other income, net	1,568,587	–	–	249,170	–	–	(1,516)	1,816,241
Income (loss) before income tax expense	292,290	–	1,227	171,616	(609,364)	24,810	7,149	(112,272)
Income tax expense	(1,689,574)	–	(320)	(23,538)	–	–	–	(1,713,432)
Net income (loss)	(1,397,284)	–	907	148,078	(609,364)	24,810	7,149	(1,825,704)
Net income (loss) attributable to KE Holdings Inc.	(1,386,074)	–	907	148,078	(609,364)	24,810	7,149	(1,814,494)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,386,074)	–	907	148,078	(609,364)	24,810	7,149	(1,814,494)

48

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31, 2021
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (vi)	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
Cost of revenues	(64,933,024)	–	(11,374)	237,130	3,738	–	–	(64,703,530)
Sales and marketing expenses	(4,309,116)	–	–	2,163	(10,025)	–	–	(4,316,978)
General and administrative expenses	(8,924,470)	–	–	42,766	(131,868)	(24,810)	–	(9,038,382)
Research and development expenses	(3,193,988)	–	–	–	(187,299)	–	–	(3,381,287)
Interest income, net	354,567	–	–	(304,938)	–	–	–	49,629
Income (loss) before income tax benefit (expense)	1,140,726	–	(11,374)	(22,879)	(325,454)	(24,810)	–	756,209
Income tax benefit (expense)	(1,665,492)	–	1,640	3,980		–		(1,659,872)
Net income (loss)	(524,766)	–	(9,734)	(18,899)	(325,454)	(24,810)	–	(903,663)
Net income (loss) attributable to KE Holdings Inc.	(524,129)	–	(9,734)	(18,899)	(325,454)	(24,810)	–	(903,026)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(524,129)	–	(9,734)	(18,899)	(325,454)	(24,810)	–	(903,026)

49

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited consolidated balance sheets data

	As of December 31, 2022
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Lease receivables	–	–	–	1,019,392	–	–	–	1,019,392
Right-of-use assets	11,284,070	–	–	(1,033,118)	–	–	–	10,250,952
Long-term investments, net	17,925,653	–	–	–	–	–	7,149	17,932,802
Other non-current assets	1,032,251	–	(8,245)	8,037	–	–	–	1,032,043
Total assets	109,347,347	–	(8,245)	(5,689)	–	–	7,149	109,340,562

Accrued expenses and other current liabilities	4,118,068	–	(32,979)	–	–	–	–	4,085,089
Total liabilities	40,292,909	–	(32,979)	–	–	–	–	40,259,930

Additional paid-in capital	80,302,956	29,811,702	–	–	1,103,789	45,338	–	111,263,785
Accumulated other comprehensive loss	(412,721)	241,343	–	–	–	–	–	(171,378)
Accumulated deficit	(11,405,850)	(30,053,045)	24,734	(5,689)	(1,103,789)	(45,338)	7,149	(42,581,828)
Total shareholders’ equity	69,054,438	–	24,734	(5,689)	–	–	7,149	69,080,632

50

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2021
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (vi)	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	702,452	–	55	–	–	–	–	702,507
Prepayments, receivables and other assets	3,129,950	–	–	–	–	(24,810)	–	3,105,140
Right-of-use assets	7,244,211	–	–	(185,342)	–	–	–	7,058,869
Other non-current assets	1,181,421	–	(7,924)	31,575	–	–	–	1,205,072
Total assets	100,318,865	–	(7,869)	(153,767)	–	(24,810)	–	100,132,419

Accrued expenses and other current liabilities	3,451,197	–	(31,696)	–	–	–	–	3,419,501
Total liabilities	33,263,372	–	(31,696)	–	–	–	–	33,231,676

Additional paid-in capital	78,972,169	29,811,702	–	–	494,425	45,338	–	109,323,634
Accumulated other comprehensive income	(2,639,723)	241,343	–	–	–	–	–	(2,398,380)
Accumulated deficit	(9,842,846)	(30,053,045)	23,827	(153,767)	(494,425)	(70,148)	–	(40,590,404)
Total shareholders’ equity	67,055,493	–	23,827	(153,767)	–	(24,810)	–	66,900,743

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

51

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(ii)	Provision for credit losses

1)	Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)	Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)	Lease accounting

1)	Lessor accounting for intermediate party in the sublease transactions

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the leases asset. Under U.S. GAAP, when classifying a sublease, the asset analysed under ASC 842 is the underlying asset. Under IFRS, the asset analysed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party derecognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)	Lessee accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight- line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

52

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

53